U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[X] Check this box if no longer subject to Section 16.

1.  Name and Address of Reporting Person:
 Joshua Kim, 2691 Richter Avenue, #124, Irvine, CA 92606
2.  Issuer Name and Ticker or Trading Symbol: Lexon Technologies, Inc. "LEXO"
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Statement for (Month/Day/Year): 1/07/03
5.  If Amendment, Date of Original (Month/Day/Year):
6.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title:
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 1/07/03
3. Transaction Code: J
4. Securities Acquired (A) or Disposed of (D):
               305,000 shares (D) transfer of ownership, no share sale
5. Amount of Securities Beneficially Owned Following Reported Transaction(s):
               1,000,000 shares
6. Ownership Form: Direct(D)or Indirect(I): (D)
7.  Nature of Indirect Beneficial Ownership:

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: n/a
2. Conversion or Exercise Price of Derivative Security: n/a
3. Transaction Date (Month/Day/Year): n/a
4. Transaction Code: n/a
5. Number of Derivative Securities Acquired (A) or Disposed of (D): n/a
6. Date Exercisable and Expiration Date (Month/Day/Year): n/a
7. Title and Amount of Underlying Securities: n/a
8. Price of Derivative Security: n/a
9. Number of Derivative Securities Beneficially Owned at End of Month: n/a
10. Ownership Form of Derivative Security, Direct (D) or Indirect (I): n/a
11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses:

Mr. Kim resigned as a director of the company effective December 31, 2002 and is no longer subject to Section 16. He also resigned as a member of PAC21C, LLC, an entity holding certain shares of common stock in which Mr. Kim held a membership interest, and took a distribution of his ownership in the form of 305,000 shares of common stock owned of record by PAC21C, LLC. He immediately gifted all of the distribution shares to unrelated third parties.

Signature of Reporting Person: /S/ Joshua Kim
Date: 1/09/03